Filed Pursuant to Rule 433 of the Securities Act of 1933
Registration Statement No. 333-280083
February 17, 2026

Pricing Term Sheet

Eastman Chemical Company
$600,000,000 4.500% Notes due 2031

Issuer:	Eastman Chemical Company (the “Company”)
Expected Ratings(1):	Baa2 (stable) / BBB (negative) (Moody’s / S&P)
Trade Date: Settlement Date(2): Security Type:	February 17, 2026 February 20, 2026 (T+3) Senior Unsecured Notes
Offering Format:	SEC-Registered
Principal Amount:	$600,000,000
Interest Payment Dates:	Semi-annually on February 20 and August 20 of each year, beginning August 20, 2026
Maturity Date:	February 20, 2031
Coupon:	4.500%
Price to Public:	99.787% of the principal amount, plus accrued interest, if any, from and including February 20, 2026
Yield to Maturity:	4.548%
Benchmark Treasury:	3.750% due January 31, 2031
Benchmark Treasury Price and Yield:	100-17+; 3.628%
Spread to Benchmark Treasury:	+92 bps
Make-whole Call:	Prior to January 20, 2031 at T + 15 bps
Par Call:	On or after January 20, 2031
Change of Control:

Upon the occurrence of a change of control triggering event, the Company will be required to make an offer to repurchase all or a portion of the notes at a price equal to 101% of principal, plus accrued and unpaid interest to, but excluding, the repurchase date.

Use of Proceeds:

The Company intends to use the net proceeds for general corporate purposes, which may include working capital, capital expenditures, the repayment of other indebtedness outstanding from time to time, and other matters in connection with the implementation of our strategic initiatives.

CUSIP / ISIN:	277432 BB5 / US277432BB57
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30 / 360
Clearing and Settlement:	DTC

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC
BNP Paribas Securities Corp.

Morgan Stanley & Co. LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.

(1) A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2) We expect to deliver the notes to purchasers on or about February 20, 2026, which will be the third business day following the pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-l under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisor.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain and will contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s website at http://www.sec.gov. Alternatively, any underwriter or any dealer participating in this offering will arrange to send you, when available, the prospectus supplement and the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or Mizuho Securities USA LLC at 1-866-271-7403.

This pricing term sheet supplements the preliminary prospectus supplement issued by Eastman Chemical Company on February 17, 2026 relating to its prospectus dated June 10,

2024 (such prospectus, as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.